7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

March 27, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    ING Equity Trust (“Registrant”)

(SEC File No. 333-56881 and 811-8817)

Dear Ms. Miller,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on March 13, 2014 in connection with the Pre 14C (the “Information Statement”) that was filed on March 6, 2014, by ING Mid Cap Value Fund (the “Fund”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.	Comment: Please correct the typographical error in the second paragraph on page 4.

Response: The Registrant has revised as requested.

2.	Comment: In the table describing the prior and current investment strategy on pages 5 and 6, please denote the changes made to the current investment strategy in connection with the appointment of the new sub-adviser.

Response: The Registrant has revised as requested.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Sincerely,

/s/ Kristen Freeman

Kristen Freeman Vice President and Counsel ING Investment Management – ING Funds

Attachments

cc:   Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

March 27, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    ING Equity Trust

(SEC File No. 333-56881 and 811-8817)

Dear Ms. Miller:

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr. Senior Vice President and Chief Counsel ING Investment Management – ING Funds

Attachments

cc:    Jeffrey S. Puretz, Esq.

Dechert LLP